Exhibit (a)(2)

January 29, 2003

Dear Caminus Stockholder:

We are pleased to inform you that on January 20, 2003, Caminus Corporation (“Caminus”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SunGard Data Systems Inc. (“SunGard”), a Delaware corporation, and Rapid Resources Inc., a Delaware corporation and a wholly-owned subsidiary of SunGard (the “Purchaser”).

Under the terms of the Merger Agreement, the Purchaser is commencing today a tender offer to purchase all outstanding shares of Caminus common stock, par value $0.01 per share (“Common Stock”), at a price of $9.00 per share in cash, without interest. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, February 26, 2003. Following the successful completion of the tender offer (and subject to the satisfaction or waiver of certain additional conditions), the Purchaser will be merged with and into Caminus, and all shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held by SunGard, the Purchaser, their respective subsidiaries and, if applicable, stockholders seeking appraisal rights) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

The Caminus board of directors (the “Board”) has unanimously approved the Merger Agreement, the tender offer and the merger and has determined that the Merger Agreement, the tender offer and the merger are advisable and in the best interests of, the holders of Common Stock. Accordingly, the Board recommends that you accept the tender offer and tender your Common Stock to the Purchaser pursuant to the tender offer and vote to adopt the Merger Agreement (if a vote becomes required under applicable law).

In arriving at its recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9.

Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. The Schedule 14D-9 describes in more detail the reasons for the Board’s conclusions and contains other information relating to the tender offer. We urge you to read and consider all of the enclosed materials carefully.

Very truly yours,

WILLIAM P. LYONS
President and Chief Executive Officer